UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MELTRONIX, INC.
 (Exact name of registrant as specified in charter

California			       3674				  33-0044077
(State of incorporation) (Primary Standard Industrial)  IRS Employer I.D.
Classification Code Number)                             Number

9577 CHESAPEAKE DRIVE
SAN DIEGO, CALIFORNIA 92123-1304
858-292-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mr. Randal D. Siville
9577 Chesapeake Drive
SAN DIEGO, CALIFORNIA 92123-1304
858-292-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Arthur E. Fillmore, II, Esq.
Craft Fridkin & Rhyne, L.L.C.
4435 Main Street, Suite 1100
Kansas City, Missouri 64111

Approximate date of commencement of proposed sale to the public: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
PAGE 1

Title of each  Amount to be  Proposed maximum  Proposed maximum  Amount of
class of       registered    offering price    aggregate         registration
securities                   per share(1)(2)   offering price    fee
to be
registered

Common Stock,  14,983,772     $0.08	           $1,198,702	     $286.48
no par value   (3)(4)


(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities
Act of 1933, as amended. (2) Estimate based on the estimated price at which conversion and warrant rights may be exercised, pursuant to Rule
457(g) promulgated under the Securities Act of 1933, as amended.
(3) This registration statement covers (a) the resale by The Norman Lizt Individual Retirement Account ("Lizt") of up to 3,125,000 shares of our common stock, which Lizt may acquire upon conversion of debt under a convertible note issued by us to Litz and dated January 18, 2001, (b) the resale by Lizt of up to 1,562,500 shares of common stock, which Lizt may acquire pursuant to a warrant issued in connection with such convertible note, (c) the resale by La Jolla Cove Investors, Inc. ("LJCI") of up to 3,125,000 shares of our common stock, which LJCI may acquire upon conversion of debt under a convertible note issued by us to LJCI and dated December 29, 2000, (d) the resale by LJCI of up to 1,562,500 shares of common stock, which LJCI may acquire pursuant to a warrant issued in connection with such convertible note, (e) the resale of up to 2,100,000 shares of our common stock, which LJCI has acquired pursuant to certain stock purchase agreements between LJCI and us dated April 6, 2001, May 18, 2001 and September 27, 2001, and (f) the resale of up to 3,508,772 shares of our common stock, which LJCI may acquire upon conversion of debt under a convertible debenture issued by us to LJCI and dated January 3, 2002.
(4) The number of shares issued to Lizt and LJCI through conversion of the convertible notes, and under the warrants issued in connection with those convertible notes, are estimated. The number of shares issued to Lizt and LJCI will depend how much of the existing debt each Lizt and LJCI chooses to convert to common stock, how many shares of common stock (if any) each Lizt and LJCI chooses to purchase under the warrants, and the market price of the Company's common stock in the 45 days preceding the date when each such conversion and/or purchase takes place. This prospectus covers the maximum number of shares that could be issued by us to Lizt and LJCI under the terms of the convertible note assuming a conversion price and additional stock purchase price of $.08 per share.
(5) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.
PAGE 2
SUBJECT TO COMPLETION, DATED JANUARY 7, 2002

PROSPECTUS

MELTRONIX, INC.

14,983,772 SHARES

COMMON STOCK, NO PAR VALUE

o	The shares of common stock offered by this prospectus are being sold by
	the stockholders listed in the section of this prospectus called "Selling Security Holders." We will not receive any proceeds from the sale of these shares.

o	Our common stock is traded on the OTC Bulletin Board under the symbol
	"MTNX."

o	On January 4, 2002, the closing bid price of our common stock on the
	OTC Bulletin Board was $0.115.

Investing in our common stock involves a high degree of risk. You should carefully consider the matters in the "Risk Factors" section, beginning on page
9. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 4, 2002

TABLE OF CONTENTS

Forward-Looking Statement						 4

Prospectus Summary							 4

The Offering								 7

Risk Factors								 9

Dividend Policy								23

Use of Proceeds								23

Selling Security Holders						23

Plan of Distribution							24

Description of Securities						26

Information With Respect to the Registrant			26

Material Changes								26

Where You Can Find More Information					26

Transfer Agent and Registrar						27

Incorporation of Certain Documents by Reference			27

Indemnification								27

Experts									28

Legal Opinions								28


PAGE 3
FORWARD-LOOKING STATEMENTS

This prospectus contains some forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking words like "may," "will," "expect," "anticipate," "intend," "estimate," "continue," "believe" or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed under the heading "Risk Factors" and in other cautionary statements in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not have a duty to update any of the forward-looking statements after the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information in this document. You should carefully review the more detailed information and financial statements included in this document. The summary is not complete and may not contain all of the information you may need to consider before investing in our common stock. We urge you to carefully read this document, including the "Risk Factors" and the financial statements and their accompanying notes.

THE COMPANY

MeltroniX, Inc. was incorporated in California in 1984.  MeltroniX, Inc.
and its wholly-owned subsidiaries (MeltroniX Solutions, Inc. and Microelectronic Packaging of America, Inc.) (collectively, the "Company") provides semiconductor interconnect solutions to the Advanced Electronic Manufacturing Services (AEMS) marketplace by providing design, volume manufacturing, and testing capabilities. The Company has historically targeted high growth industries including Internet equipment, wireless/telecommunication, broadband communication and other electronic systems and integrated circuits (ICs) manufacturers. Headquartered in San Diego, with on-site manufacturing facilities, the Company develops, manufactures, tests, and sells OEM microelectronic semiconductor assemblies. Capitalizing on what it believes are overall industry trends to outsource manufacturing of electronic systems and integrated circuits, the Company offers both turnkey manufacturing and kitted subassembly service featuring value added interconnect design and test capabilities in addition to contract assembly.

In addition to its traditional customers, the Company recently added military and space applications to its business strategy. The Company's added strategy involves new technology, an infusion of capital and a new management team. The Company entered a letter of intent on February 20, 2001 with United States Semiconductor Corporation ("USSC") for a proposed transaction pursuant to which, if consummated, the Company would in exchange for its common stock receive $4,000,000 to $4,500,000 cash and an exclusive, non transferable license to use technology developed by USSC. As of November 30, 2001 the Company had received a total of approximately $950,000 from USSC pursuant to the letter of intent. As part of the letter of intent and the transaction it proposes, USSC nominated two directors to the Company's Board of Directors and the Chief Executive Officer of USSC, Robert M. Czajkowski, became the President and Chief Executive Officer of the Company. These management changes are more completely discussed below in the section entitled
"Going Concern Considerations."
PAGE 4
We gave serious consideration to the overall market and what we consider to be developing opportunities in the military/space segment, before entering the letter of intent. Overall semiconductor industry sales are estimated to be $225 in 2001, a global business with a high degree of fragmentation and specialization. Sales in the subset market for radiation tolerant semiconductor devices for satellite applications are estimated to be $1.6 billion in 2001. Worldwide satellite industry sales in 2000 were $81.1 billion, a 17% increase over 1999, with satellite manufacturing sales at $15.8 billion, 10% growth over 1999. However, we believe that the satellite industry continues to be burdened with lack of access to the more advanced, faster, more powerful commercial semiconductor devices because of unknown or poor radiation performance. Of the myriad standard and semi-custom products that a product designer can usually choose from, not including application specific integrated circuits (ASIC), only a fraction of these have been duplicated by the current "rad hard" device suppliers. This forces the designer to limit functionality of the design, to select expensive and heavy shielding options, or to use elaborate, heavy and expensive circuit redundancy schemes. We believe that satellite designers have a need for a process that will allow them to use commercial devices and systems.

The technology to be licensed from USSC is known as "RHI-NO" (Radiation Hardened Integrated circuit-No Redesign). RHI-NO is a proprietary, patented process belonging to USSC based on two exclusive licenses from Lawrence Livermore National Laboratory. The process instills dramatic improvements in chip tolerances of radiation effects, enabling satellite and military system designers to use commercial parts that may not have been available in the past because of radiation performance problems. RHI-NO can also be deployed in the development of proprietary families of chips and multi-chip modules, directed at high volume customer requirements.

The expenses to further develop RHI-NO technology to a commercially feasible and manufacturable level are to be born by USSC. Once established, the Company is to manufacture the developed products based on the technology and, upon sale, will be obligated to pay USSC a royalty, the amount of which has yet to be agreed upon. The Company expects to deliver the first RHI-NO devices in 2002. The Company will continue to produce microelectronic devices for its traditional semiconductor, telecommunications, and biotechnology customer base. Under its new management, however, the Company will increasingly shift its priorities to serve those space and military markets that it's new management team has served successfully for over two decades. The Company is already receiving new orders for military applications in the wake of the tragic events of September 11.

We believe that in addition to the military and space applications discussed above, there is a growing need for single and multiple chipset interconnect solutions because of the faster time to market, lower development costs, and ultimately lower system costs that the Company offers compared to very large scale single ASIC-based (application-specific integrated circuit) designs offered by others. The Company differentiates itself from Electronic Manufacturing Services (EMS) competitors by providing sophisticated design and manufacturing skills required to effectively implement high-density single and multiple chip-level integration solutions. The Company's strategy is based upon forming long term partnerships with its customers by providing innovative high density interconnect solutions, custom design support, comprehensive manufacturing and testing services for the reliable volume production of new broadband wireless and land-based electronic systems.

General industry trends to outsource manufacturing services have exceeded the growth rates for the actual markets served. The Company believes that the outsourcing trends will continue for the foreseeable future and thus it views the business opportunities available to it to be large and growing although there can be no assurance the business opportunities will continue in such a manner. The Company is focusing on the specific market segments that it believes offer superior growth potential. Specifically, the Company continues to target wireless Internet, Internet and telecommunication infrastructure equipment makers, as well as other industries where semiconductor interconnect technologies demand specialized expertise. PAGE 5
GOING CONCERN CONSIDERATIONS

At September 30, 2001, and for the nine months then ended, we had a net loss, negative cash flows from operations, a working capital deficit and a tangible net worth deficit, all of which raise substantial doubt about our ability to continue as a going concern. During the nine months ended September 30, 2001, we experienced a net loss totaling $4,929,000, negative cash flows from operations totaling $1,351,000, a working capital deficit of $6,453,000 and a tangible net worth deficit totaling $6,797,000, and we failed to make timely payments and had fallen out of compliance with certain debt, lease and service agreements. Our ability to continue operations will depend on positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. If we are unable to raise or obtain needed funding, we may be forced to discontinue operations or to reorganize, whether pursuant to Chapter 11 of the Bankruptcy Code or otherwise.

Our losses have resulted primarily from overall market conditions, as well as an inability to fill existing orders due to insufficient working capital, and a concentration of sales to a small number of top customers. See the section entitled "Risk Factors - Industry Trends Have Adversely Affected
Our Financial Condition" for more specific information.

Specific steps that we have successfully taken to address the shortage of working capital include borrowing money from Company directors and outside investors, executing warrants, and issuing common stock under our employee stock option program, all in exchange for cash to the Company. We also intend to obtain cash and intellectual property as conceived by a Letter of Intent entered with United States Semiconductor Corporation ("USSC"). The Letter of Intent contemplates the issuance of 50% of the issued and outstanding shares of common stock (computed on a fully diluted basis) to USSC and its newly created subsidiary in exchange for intellectual property licenses and a total of $4,000,000 to $4,500,000 cash. As of November 30, 2001 the Company had received a total of approximately $950,000 from USSC pursuant to the letter of intent.

Some of the money we borrowed in fiscal years 2000, 2001 and 2002 came from The Norman Lizt Individual Retirement Account ("Lizt") and La
Jolla Cove Investors, Inc. ("LJCI"). LJCI loaned us $250,000 on
December 29, 2000 in exchange for a note convertible into our common stock. Lizt loaned us $250,000 on January 18, 2001 in exchange for a note convertible into our common stock. These notes included additional stock purchase rights. LJCI loaned us additional $200,000 on April 6, 2001 in exchange for a promissory note and stock purchase agreement pursuant to which LJCI purchased 1,000,000 shares of our common stock. LJCI also purchased an additional 100,000 shares of our common stock on May 18, 2001 and an additional 1,000,000 shares of our common stock on September 27, 2001. LJCI also loaned us an additional $200,000 on January 3, 2002 in exchange for a convertible debenture convertible into 3,508,772 shares of our common stock. The common stock underlying the convertible notes issued to Lizt and LJCI (including the additional stock purchase rights), the 2,100,000 common stock already issued to LJCI, and the shares underlying the convertible debenture issued to LJCI are covered by this registration statement and are further discussed in the section of this prospectus called
"The Offering." Further, we have successfully negotiated restructuring of certain debt and converted some of that debt to equity. We are continuing to pursue equity financing. However, there can be no assurance that the Company will be successful in any of its financing activities.

Specific steps we have taken to reduce the concentration of sales to a small number of top customers include diversifying our customer base and modifying our business plan. During the first nine months of 2001, net sales to the Company's top three customers were 70%, as compared to 92% during the first nine months of 2000. This decrease is due to a more diversified customer base and a reduced dependence on sales to one customer, Schlumberger, which was reduced to 28% of the Company's net sales in the first nine months of 2001 as compared to 50% for 2000. We anticipate that reliance on these customers should continue to diminish due to the expected increased sales to other customers as we modify our business plan. As explained in the Company's Form 8-K filed September 27, 2001, Andrew K. Wrobel resigned as President and Chief Executive Officer in late September 2001 and was replaced in those capacities by Robert M. Czajkowski. At that time, Mr. Czajkowski, Mr. David J. Strobel and Mr. Charles L. Wood joined the Company's Board of Directors. The change in management is part of an ongoing process in transforming the Company from its traditional role as solely a commercial semiconductor interconnect solution provider to a leading role in the delivery of proprietary products for defense and space applications, as well. PAGE 6
THE OFFERING

CONVERTIBLE NOTE AND ADDITIONAL PURCHASE RIGHT TO THE NORMAN LIZT IRA

On January 18, 2001, The Norman Lizt Individual Retirement Account ("Lizt") loaned the Company $250,000 in exchange for a two-year convertible note bearing interest at 10%, payable monthly. The convertible note is secured by the assets of the Company. The convertible note matures on January 18, 2003 and provides that all or any portion of outstanding principal (but not accrued interest) may be converted, at the election of Lizt, into shares of the Company's Common Stock. The conversion price of the note is equal to (a) $.20 per share, if the principal amounts are converted within one year of the effective date, or (b) the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin Board) during the 45 calendar days prior to the conversion, if the principal amounts are converted after one-year and prior to maturity. The number of shares into which the note may be converted is limited as follows: the note may not be converted to the extent it would result in Lizt being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company (computed on a nondiluted basis) for purposes of
Section 16(b) of the Securities Exchange Act of 1934, as amended.
3,125,000 shares are being registered through this registration statement pursuant to conversion of the Lizt convertible note.
This number of shares assumes conversion of the entire principal amount of the convertible note at a conversion price of $.08 per share, rounded up to the nearest whole number of shares in accordance with the terms of the convertible note.

The Company issued an additional stock purchase right in connection with the note whereby the debt holder can, concurrently with conversion of the convertible note, purchase additional shares of the Company's common stock at the lesser of the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin Board) during the 45 calendar days prior to the conversion. The number of shares purchasable under the additional stock purchase right is limited as follows: (a) the number of additional shares purchased cannot exceed 50% of the number of shares converted from the balance of the Lizt convertible note, and (b) the additional stock purchase right is ineffectual to the extent it would result in Lizt being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company (computed on a nondiluted basis) for purposes of Section 16(b) of the Securities Exchange
Act of 1934, as amended. 1,562,500 shares of the Company's common stock are being registered through this registration statement pursuant to the Lizt additional stock purchase right, which figure constitutes the maximum number of shares purchaseable under such right if the full principal amount of the Lizt convertible note is converted into the Company's common stock assuming a conversion price of $.08 per share, but not taking into account the Section 16(b) limitation described above. The total purchase price payable for 1,562,500 shares assuming a purchase price of $.08, would be $125,000.

The Company entered a Registration Rights Agreement with Lizt dated April 6, 2001, by which the Company agreed to register all common stock issuable to Lizt under the convertible note and additional stock purchase right.

The number of shares issued to Lizt under the convertible note will depend on the conversion price and how much of the principal debt Lizt chooses to convert to common stock, but this prospectus covers the maximum number of shares that could be issued to Lizt under the convertible note and additional stock purchase right assuming a conversion and purchase price of $.08 per share. See the section entitled "Risk Factors" for examples of how the conversion would operate given various conversion prices and the dilutive effect on our shareholders.

Norman Lizt is a principal and affiliate of La Jolla Cove Investors, Inc.
PAGE 7
CONVERTIBLE NOTE AND ADDITIONAL PURCHASE RIGHT TO LA JOLLA COVE INVESTORS,
INC.

On December 29, 2000, La Jolla Cove Investors, Inc. ("LJCI") loaned the Company $250,000 in exchange for a two-year convertible note bearing interest at 10%, payable monthly. The convertible note is personally guaranteed by directors and officer of the Company. The convertible note matures on December 28, 2002 and provides that all or any portion of outstanding principal (but not accrued interest) may be converted, at the election of LJCI, into shares of the Company's Common Stock. The conversion price of the note is equal to the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin Board) during the 45 calendar days prior to the conversion. The number of shares into which the note may be converted is limited as follows: the note may not be converted to the extent it would result in LJCI being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company (computed on a nondiluted basis) for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended. 3,125,000 shares are being registered through this registration statement pursuant to conversion of the LJCI convertible note. This number of shares assumes conversion of the entire principal amount of the convertible note at a conversion price of $.08 per share, rounded up to the nearest whole number of shares in accordance with the terms of the convertible note.

The note contains an additional stock purchase right whereby the debt holder can, concurrently with conversion of the convertible note, purchase additional shares of the Company's common stock at the lesser of the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin Board) during the 45 calendar days prior to the conversion. The number of shares purchasable under the additional stock purchase right is limited as follows: (a) the number of additional shares purchased cannot exceed
50% of the number of shares converted from the balance of the LJCI convertible note, and (b) the additional stock purchase right is ineffectual to the extent it would result in LJCI being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company (computed on a nondiluted basis) for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended. 1,562,500 shares of the Company's common stock are being registered through this registration statement pursuant to the LJCI additional stock purchase right, which figure constitutes the maximum number of shares purchaseable under such right if the full principal amount of the LJCI convertible note is converted into the Company's common stock at a conversion price of $.08 per share, but not taking into account the
Section 16(b) limitation described above. The total purchase price payable for 1,562,500 shares assuming a purchase price of $.08, would be $125,000.

The Company entered a Registration Rights Agreement with LJCI dated
April 6, 2001, by which the Company agreed to register all common stock issuable to LJCI under the convertible note and additional stock purchase right.

The number of shares issued to LJCI under the convertible note will depend on the conversion price and how much of the principal debt LJCI chooses to convert to common stock, but this prospectus covers the maximum number of shares that could be issued to LJCI under the convertible note and additional stock purchase right assuming a conversion and purchase price of $.08 per share. See the section entitled "Risk Factors" for examples of how the conversion would operate given various conversion prices and the dilutive effect on our shareholders.

STOCK PURCHASE AGREEMENT TO LA JOLLA COVE INVESTORS, INC.

The Company has issued 2,100,000 shares of its Common Stock to LJCI pursuant to certain stock purchase agreements between LJCI and us dated April 6, 2001, May 18, 2001 and September 27, 2001.
PAGE 8
CONVERTIBLE DEBENTURE TO LA JOLLA COVE INVESTORS, INC.

On January 3, 2002, LJCI loaned the Company $200,000 in exchange for a two-year convertible debenture bearing interest at 9.75%, payable monthly. The convertible debenture matures on January 2, 2004 and provides that all or any portion of the outstanding principal (but not accrued interest) may be converted, at the election of LJCI, into shares of the Company's common stock at a fixed conversion price of $.057 per share. 3,508,772 shares of the Company's common stock issuable to LJCI upon conversion of the debenture are being registered through this registration statement. This number of shares assumes conversion of the entire principal amount of the convertible debenture. The number of shares into which the debenture may be converted is limited as follows: the debenture may not be converted to the extent it would result in LJCI being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company
(computed on a nondiluted basis) for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended.

During the period from July 2, 2002 to October 2, 2002, LJCI has the option to put the debenture to certain guarantors affiliated with the Company, at a put price of 200% of the then outstanding principal balance plus accrued interest. These guarantors have a corresponding option to call the debenture during that period at a call price of 212.5% of the then outstanding principal balance plus accrued interest.

SECURITIES OFFERED BY SELLING SECURITY HOLDERS

	Common Stock (1) (2)	     14,983,772

EQUITY SECURITIES OUTSTANDING (3)

	Common Stock (2)	           29,761,614
	Preferred Stock (4)	      9,362,777
	Warrants	                  1,906,358
	Options (5)	                  4,262,427

(1)	4,687,500 shares are being registered in connection with the convertible note issued by the Company to Lizt on January 18, 2001.
This figure includes 3,125,000 shares issuable to Lizt upon conversion of the Lizt note, assuming conversion of the entire original principal amount of $250,000 at a conversion price of $.08 per share, plus
1,562,500 shares issuable to Lizt upon its exercise of the additional stock purchase right issued in connection with the convertible note, assuming a purchase price of $.08 per share. 4,687,500 shares are being registered in connection with the convertible note issued by the
Company to LJCI on December 29, 2000. This figure includes 3,125,000 shares issuable to LJCI upon conversion of the LJCI note, assuming conversion of the entire original principal amount of $250,000 at a conversion price of $.08 per share, plus 1,562,500 shares issuable to
LJCI upon its exercise of the additional stock purchase right issued in connection with the convertible note, assuming a purchase price of
$.08 per share.  An additional 2,100,000 shares being registered were issued pursuant to stock purchase agreements between LJCI and us dated
April 6, 2001, May 18, 2001 and September 27, 2001.  An additional
3,508,772 shares issuable to LJCI upon conversion of a convertible debenture issued by us to LJCI on January 3, 2002, are being registered assuming conversion of the entire original principal amount of $200,000.  The debenture is convertible into shares of the Company's
common stock at a conversion price of $.057.(2)	The total number of
shares of common stock does not include shares of
common stock issuable upon the exercise of warrants and options.
(3)	The total number of equity shares outstanding as of January 4, 2002.
(4)	The preferred shares are convertible into the Company's Common stock at a ratio of two(2) shares of Common Stock for each share of preferred stock, at a conversion price of $.51 per share, subject to adjustment, as further specified in, and subject to the provisions of the Company's Amended and Restated Articles of Incorporation filed
October 15, 1999, a copy of which is attached to this prospectus.
(5)	The options were issued to employees in connection with our
employee stock option plan, to directors in connection with our Automatic Option Grant Program, and to consultants under our Discretionary Consultant Option Grant Program.

The Norman Lizt IRA and La Jolla Cove Investors, Inc, are "underwriters" within the meaning of the Securities Act in connection with their resale of shares of our common stock under this prospectus.

RISK FACTORS

AN INVESTMENT IN SHARES OF MELTRONIX COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING ANY MELTRONIX SHARES.

EXCEPT FOR HISTORICAL INFORMATION, THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN OUR SEC REPORTS ARE "FORWARD-LOOKING" STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE RISKS DESCRIBED BELOW ADDRESS SOME OF THE FACTORS THAT MAY AFFECT OUR FUTURE OPERATING RESULTS AND FINANCIAL PERFORMANCE.

The Company's business is subject to numerous risks any one of which, alone or in combination, could have a material adverse effect on future results of operations. Additional risks and uncertainties not presently known to the Company or that it deems immaterial may also affect its business.
PAGE 9
UNFAVORABLE FINANCIAL POSITION INCLUDING LIQUIDITY AND CAPITAL RESOURCES; NONCOMPLIANCE WITH CERTAIN FINANCING AND OTHER AGREEMENTS

During the nine months ended September 30, 2001, the Company had negative cash flows from operations totaling $1,351,000. In addition, the Company had a working capital deficit totaling $6,453,000 at September 30, 2001. Further, throughout 2001 the Company has not made timely payments and has not been in compliance with certain debt, lease, and service agreements, including the lease for Company headquarters in San Diego. In light of this noncompliance the Company has been forced to undertake negotiations with various creditors, not all of which have been finally resolved. The Company must improve its profitability and obtain additional sources of liquidity through debt or equity financing to fund its operations, repay debt currently due and debt about to become due as well as its general working capital requirements. Management is currently monitoring its expenses in an effort to improve the effectiveness and efficiency of its available resources to assist in improving its profitability. Management is also currently exploring various debt and equity funding sources including and in addition to those with United States Semiconductor Corporation, as described herein. See "The Offering."

During the first nine months of 2001, operating activities used $1,351,000. The Company's sources of liquidity at September 30, 2001 consist of inventories of $142,000 and trade accounts receivable of $150,000.

During the nine months ended September 30, 2001, the Company financed its operations through notes payable from two of its directors ($375,000) and from three outside investors ($1,030,000), the execution of warrants ($3,000) as well as the issuance of common stock under the employee stock option program ($195,000). This financing includes the following.

In July 2000, the Company entered into an Account Receivable Financing Agreement with Silicon Valley Bank ("Bank Credit Line"), which was paid in full and replaced with a new line of credit with Primary Funding during the three months ended September 30, 2001. The line of credit agreement with Primary Funding is secured by all assets of the Company, and the Company can borrow up to $500,000 in total limited to 80% of account receivable acceptable to the bank. As of September 30, 2001, approximately $300,000 was outstanding under the line of credit agreement with Primary Funding.

On December 29, 2000, La Jolla Cove Investors, Inc. ("LJCI"), loaned the Company $250,000 in exchange for a two-year convertible note bearing interest at 10%, payable monthly. On January 18, 2001, The Norman Lizt
IRA ("Lizt") loaned the Company $250,000 in exchange for a two-year convertible note bearing interest at 10%, payable monthly. The convertible note issued to Lizt is secured by the assets of the Company, while the note due to LJCI is personally guaranteed by directors and officer of the Company. The conversion price of each note is equal to (a)
$.20 per share, if the principal amount is converted within one year of the effective date of such note, or (b) the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin Board) during the 45 calendar days prior to the conversion, if the principal amount is converted after one-year and prior to maturity. The number of shares into which each may be converted is limited as follows: the note is nonconvertible to the extent it would result in the holder being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended. In addition, in connection with the convertible notes the Company issued an additional stock purchase right to each LJCI and Lizt, whereby the debt holder can, concurrently with conversion of the convertible note, purchase additional shares of the Company's common stock at the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin
Board) during the 45 calendar days prior to the conversion. The number of shares purchasable under the additional stock purchase right is limited as follows: (a) the number of additional shares purchased by the holder cannot exceed 50% of the number of shares converted from the balance of the subject convertible note, and (b) the additional stock purchase right is ineffectual to the extent it would result in the holder being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company (computed on a nondiluted basis) for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended. The shares underlying the convertible notes and the shares issueable to LJCI and Lizt upon exercise of the additional stock purchase rights are the subjects of this registration.
See "The Offering."
PAGE 10
On February 20, 2001, the Company executed a letter of intent with United States Semiconductor Corporation ("USSC") for a proposed transaction, which, if consummated, would provide that USSC and its newly created subsidiary will (i) grant the Company an exclusive, non-transferable license for the use of USSC's technology in exchange for a percentage to be determined of the Company's common stock, and (ii) receive 50% of the Company's Common Stock (computed on a fully diluted basis), all in exchange for between $4,000,000 to $4,500,000 cash from USSC and its subsidiary. The expenses to further develop the technology to a commercially feasible and manufacturable level are to be born by USSC. Once established, the Company is to manufacture the developed products and, upon sale, will be obligated to pay USSC a royalty, the amount of which has yet to be agreed upon. As of November 30, 2001 the Company had received a total of approximately $950,000 from USSC pursuant to the letter of intent. Management is continuing its discussion with USSC in anticipation of executing a definitive agreement. The consummation of the transactions contemplated by the letter of intent are subject to a number of conditions that are outside the control of the Company and, therefore, there is no assurance that such transactions will be successfully completed.

On February 23, 2001, the Company borrowed an additional $50,000 from
James T. Waring, a director of the Company, under a secured promissory note with interest at 10%, due and payable in full in one lump sum not later than the earliest to occur of either May 23, 2002 or the date of the closing of the anticipated stock purchase transaction between the Company and USSC.

On March 9, 2001, the Company borrowed an additional $75,000 from James T. Waring, a director of the Company, under a secured promissory note with interest at 10%, due and payable in full in one lump sum not later than the earliest to occur of either June 9, 2002 or the date as of which the Company has received a cumulative amount of $1,075,000 in connection with the stock purchase transaction between the Company and USSC.

On April 6, 2001, the Company borrowed an additional $200,000 from LJCI under a secured promissory note with interest at 9%, due and payable on April 6, 2002 and guaranteed by certain officers/directors of the Company.
In connection with the promissory note, the Company has issued 2,100,000 shares of its common stock as additional consideration for the loan. The 2,100,000 shares are being registered by the Company through this registration statement.

On May 1, 2001, the Company borrowed an additional $250,000 from Paul H. Neuharth, Jr., a director of the Company, under a promissory note with interest at 14%, due and payable on the earlier of May 1, 2002 or from proceeds of equity investments cumulating over $1,000,000 after May 1, 2001. In connection with the promissory note, the Company is to issue 2,500,000 shares of its common stock as additional consideration for the loan.

On May 11, 2001, the Company entered into a Security Agreement with Primary Funding Corporation ("PFC"), whereby the Company may, from time to time, sell, transfer and assign accounts to PFC at a discount not to exceed 20%. At September 30, 2001 approximately $300,000 was owed to Primary Funding.

On May 11, 2001, PFC entered into three separate intercreditor agreements with three of the Company's creditors, whereby the creditors have subordinated and assigned their priority interests in the inventory and accounts of the Company.

Solona Venture Group, L.P. ("Solana") and the Company entered into a letter of agreement in July, 2001 whereby Solana provided the Company with a check for $150,000. The $150,000 is convertible into MeltroniX stock at $0.20 per share, and if the stock is not publicly tradable within nine months of conversion, Solana may tender the stock back to the Company for an immediate payment of $150,000. The other terms of the letter of agreement were not fulfilled and are not active terms. PAGE 11
On January 3, 2002, LJCI loaned the Company $200,000 in exchange for a two-year convertible debenture bearing interest at 9.75%, payable monthly. The debenture is convertible into shares of the Company's common stock at a fixed conversion price of $.057 per share. 3,508,772 shares of the Company's common stock issuable to LJCI upon conversion of the debenture are being registered through this registration statement. The number of shares into which the debenture may be converted is limited as follows: the debenture may not be converted to the extent it would result in LJCI being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended. See "The Offering."

There can be no assurance that any additional financing will be available to the Company on a timely basis or on acceptable terms or at all. The Company's inability to accomplish these goals will have a materially adverse effect on the Company's business, consolidated financial condition and operations, and could defeat the Company's ability to continue as a going concern.
The consolidated financial statements contained in the Company's 10-K filing for the fiscal year ended December 31, 2000, and the condensed financial statements contained in the Company's 10-Q filings for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 do not include any adjustments that might result from the outcome of this uncertainty.

IF WE ARE UNABLE TO SECURE FUTURE CAPITAL, WE WILL BE UNABLE TO CONTINUE OUR OPERATIONS.

If we are unable to secure future capital, we will be unable to continue our operations. Our business has not been profitable in the recent past and it may not be profitable in the future. We may incur losses on a quarterly or annual basis for a number of reasons, some within and others outside our control. The growth of our business will require the commitment of substantial capital resources.

The Company's future capital requirements will depend upon many factors, including the extent and timing of acceptance of the Company's products in the market, requirements to construct, transition and maintain existing or new manufacturing facilities, commitments to third parties to develop, manufacture, license and sell products, the progress of the Company's research and development efforts, the Company's operating results and the status of competitive products.

If funds are not available from operations, we will need additional funds.
We may seek such additional funding through public and private financing, including debt or equity financing. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when we need them. Even if funds are available, the terms under which the funds are available to us may not be acceptable to us. Insufficient funds may require us to delay, reduce or eliminate some or all of our planned activities.

IF OUR OPERATIONS CONTINUE TO RESULT IN A NET LOSS, NEGATIVE WORKING CAPITAL AND A DECLINE IN NET WORTH, AND WE ARE UNABLE TO OBTAIN NEEDED FUNDING, WE MAY BE FORCEDTO DISCONTINUE OPERATIONS.

For several recent periods, up through the fiscal quarter ended
December 31, 2000, we had a net loss, negative working capital and a decline in net worth, which raises substantial doubt about our ability to continue as a going concern. Our losses have resulted primarily from an inability to achieve product sales and contract revenue targets due to insufficient working capital. Our ability to continue operations will depend on positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. Although we have reduced our work force and discontinued some of our operations, if we are unable to achieve the necessary product sales or raise or obtain needed funding, we may be forced to discontinue operations.
PAGE 12
FLUCTUATING QUARTERLY RESULTS

Our quarterly performance has historically fluctuated, and if it continues to do so it may have a negative impact on our business. Our quarterly operating results can fluctuate significantly depending on a number of factors, any one of which could have a negative impact on our results of operations.
The factors include:

o the timing of product announcements and subsequent introductions of new or enhanced products by us and by our competitors,
o   the availability and cost of components and raw materials,
o   the timing and mix of shipments of our products,
o   the market acceptance of our new products,
o   decreased demand for semiconductor products generally,
o   decreased capital investment in semiconductor companies and markets,
o   seasonality,
o   changes in our prices and in our competitors' prices,
o   the timing of expenditures for staffing and related support costs,
o   the extent and success of advertising,
o   research and development expenditures,
o   U.S. government outlays for military and/or space applications, and
o   changes in general economic conditions.

We may experience significant quarterly fluctuations in revenues and operating expenses as we introduce new products. In addition, our component and raw material purchases, production and spending levels are based upon our forecast of future demand for our products. Accordingly, any inaccuracy in our forecasts could adversely affect our financial condition and results of operations. Demand for our products could be adversely affected by a slowdown in the overall demand for military and space products or for wireless Internet, Internet or telecommunication equipment.

Our failure to complete shipments during a quarter could have a material adverse effect on our results of operations for that quarter. Currently, we are experiencing a backlog of existing orders and one of our primary goals in seeking funding has been to enable the Company to fill this backlog. Because we may be unable to secure future capital, we cannot assure you that we will be able to complete and ship existing orders. Failure to fill and ship existing orders on time may lead to loss of customers or future orders, which in turn would adversely affect the Company's financial condition.

PAGE 14
INDUSTRY TRENDS HAVE ADVERSELY AFFECTED OUR FINANCIAL CONDITION

In 2001, the semiconductor industry experienced a marked drop in overall semiconductor demand. This drop was largely due to the "dot com" collapse, as well as other factors beyond the Company's control including (but not limited to) rapidly decreasing demand for personal computers, servers, Internet infrastructure equipment, telecommunications equipment, and wireless equipment. As was the case with many high tech market segments, the semiconductor industry had been generating historically high production levels throughout the late 1990s and in some instances into 2001. When semiconductor demand dropped, the existence of high production levels led to several conditions that have adversely affected the Company's financial condition as well as the semiconductor industry as a whole. Conditions that currently affect the entire semiconductor industry include: a significant decrease in capital investment, more payment defaults by customers, excess inventory, excess production capacity, difficulty or inability to pay employees (including executive level employees), the need for layoffs, negative perception by capital markets and investors, loan defaults, aggressive price competition, and other conditions.

These conditions have adversely affected our financial condition.
Specifically, we have experienced a significant decrease in sales revenue during fiscal year 2001, making it more difficult for us to meet current payment obligations and generate a profit. Along with a decrease in our net income, our net tangible assets, and a significant drop in the market price of our common stock and our market capitalization, all of which resulted in our delisting from the Nasdaq SmallCap Market, these factors have made it significantly more difficult for us to obtain financing on favorable terms.
As discussed above, current market conditions have led generally to an excess of semiconductor inventory and production capacity. Like many participants in the semiconductor industry, our specific experience has been a lack of capital,
due both to declining sales and to difficulty in obtaining funding.   Along
with decreased demand, the lack of capital has made it more difficult to generate new sales, and it has also hindered our ability to invest in research and development of new and/or better products. Further, and contrary to the experience of some of our competitors, lack of capital has meant an inability to invest in production capacity. In the face of orders placed with us during 2000 and 2001, this has led to our currently existing backlog in orders. Because some of our competitors have excess production capacity and continue to exhibit aggressive price competition, our current customers may choose to fill future orders with our competitors and may even cancel their existing, backlogged orders in favor of our competition.

There can be no assurance that any or all of these conditions affecting the semiconductor industry generally or the Company in particular will reverse or cease to exist in the near future. The continuance of these conditions may continue to adversely affect our financial condition.

SINCE OUR COMPETITORS HAVE GREATER FINANCIAL AND MARKETING RESOURCES THAN WE DO, WE MAY EXPERIENCE A REDUCTION IN MARKET SHARE AND REVENUES.

The markets for our products are highly competitive and rapidly changing. Some of our current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. Our ability to compete in our markets depends on a number of factors, some within and others outside our control. These factors include:

o the frequency and success of product introductions by us and by our competitors,
o   the selling prices of our products and of our competitors' products,
o   the performance of our products and of our competitors' products,
o   product distribution by us and by our competitors,
o   our marketing ability and the marketing ability of our competitors, and
o   the quality of customer support offered by us and by our competitors.
PAGE 15
NASDAQ NATIONAL MARKET LISTING REQUIREMENTS.

The Company was delisted from the Nasdaq National Market on March 13, 1997, as of which date the Company's Common Stock began trading on the OTC Bulletin Board. The Company may in the future be subject to continuing requirements to be listed on the OTC Bulletin Board. There can be no assurance that the Company could continue to meet such requirements. The price and liquidity of the Company's common stock may be materially adversely affected if the Company is unable to meet such requirements in the future.

DISCLOSURES RELATING TO LOW PRICED STOCKS; RESTRICTIONS ON RESALE OF LOW
PRICE STOCKS AND ON BROKER-DEAL SALE; POSSIBLE ADVERSE EFFECT OF "PENNY STOCK" RULES ON LIQUIDITY FOR THE COMPANY'S SECURITIES.

Since the Company's securities were delisted from the NASDAQ SmallCap Market and the Company has net tangible assets of less than $2,000,000, transactions in the Company's securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. Consequently, this Rule may adversely affect the ability of broker-dealers to sell the Company's securities, and may affect the ability of purchasers of the Company's stock to sell their stock.

The Commission has adopted regulations, which generally define a "penny stock" to be any non-NASDAQ equity security of a small company that has a market price (as therein defined)less than $5.00 per share, or with an exercise price of less than $5.00 per share subject to certain exceptions, and which is not traded on any exchange or quoted on NASDAQ. For any transaction by broker-dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a risk disclosure document relating to the penny stock market. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in an account and information on the limited market in penny stocks. These requirements may discourage prospective investors from purchasing the Company's stock.

VOLATILITY OF STOCK PRICE.

The stock market in general has recently experienced extreme price and volume fluctuations, that have affected the market prices of technology companies.
The common stock of the Company has experienced significant price fluctuations since the beginning of 2000. Such fluctuations have often been unrelated to or disproportionately impacted by the operating performance of such companies. Factors such as actual or anticipated operating results, announcements of technological innovations, new products or new contracts by the Company, its competitors or their customers, or events affecting other companies in the electronics, wireless communications, internet, or high bandwidth communications industries, and general market conditions may have a significant adverse effect on the market price of the common stock of the Company.

DEPENDENCE ON TWO CUSTOMERS FOR MAJORITY OF REVENUE AND THE COMPANY'S REVENUE MAY DECLINE SIGNIFICANTLY IF EITHER CUSTOMER CANCELS.

For the nine months ended September 30, 2001 the Company was dependent on two customers, Micro Networks and Schlumberger for a substantial portion of its net sales. Accordingly, unless and until the Company diversifies and expands its customer base, its future success will significantly depend upon the timing and size of future purchase orders, if any, from the Company's two largest customers, and in particular:

o	the product requirements of these customers;
o	the financial and operational success of these customers; and
o	the success of these customers' products.
PAGE 16
The loss of either of the Company's two major customers or the delay of significant orders from such customers, even if only temporary, could, among other things, reduce or delay the Company's recognition of revenues, harm its reputation in the industry, and reduce the Company's ability to accurately predict cash flow, and as a consequence, could materially adversely affect the Company's business, financial condition and results of operations. Schlumberger has informed the Company that Schlumberger plans further declines in the purchases it intends to make from the Company.

AS A COMPANY IN THE TECHNOLOGY INDUSTRY AND DUE TO THE VOLATILITY OF THE STOCK MARKETS GENERALLY, OUR STOCK PRICE COULD FLUCTUATE SIGNIFICANTLY IN THE FUTURE.

The market price of our common stock historically has fluctuated significantly. Our stock price could fluctuate significantly in the future based upon any number of factors such as:

o   general stock market trends;
o   announcements of developments related to our business;
o   fluctuations in our operating results;
o a shortfall in our revenues or earnings compared to the estimates of securities analysts;
o announcements of technological innovations, new products or enhancements by us or our competitors;
o   general conditions in the semiconductor markets we serve;
o   general conditions in the worldwide economy;
o   developments in patents or other intellectual property rights; and
o   developments in our relationships with our customers and suppliers.

In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Similarly, the market price of our common stock may fluctuate significantly based upon factors unrelated to our operating performance.
PAGE 17
EFFECTS ON MARKET PRICE AND DILUTION TO COMMON STOCKHOLDERS RESULTING FROM CONVERSION OF THE NOTES

Since the Lizt and LJCI convertible notes convert at the lower of $.20/share or a floating rate based on a discount to the market price of the common stock, the lower the stock price when Lizt and LJCI convert, the more shares of common stock Lizt and LJCI get. If and when Lizt and LJCI convert and then sell the common stock, the common stock price may decrease due to the additional shares in the market. This could allow Lizt and LJCI to convert the notes into greater amounts of common stock (especially if Lizt and LJCI do so in concert), the sales of which would further depress the stock price. The significant downward pressure on the price of the common stock if Lizt and LJCI convert and sell material amounts of common stock could encourage short sales by Lizt, LJCI or others. This could place further downward pressure on the price of the common stock. The conversion of the notes may result in substantial dilution to the interests of other holders of common stock since Lizt and LJCI may ultimately convert and sell the full amount issuable on conversion.

EFFECTS ON MARKET PRICE AND DILUTION TO COMMON SHAREHOLDERS RESULTING FROM THE ADDITIONAL STOCK PURCHASE RIGHTS

The convertible note issued to Lizt and LJCI contain an additional stock purchase right entitling Lizt and LJCI to purchase up to 1,562,500 shares each of additional common stock. If and when Lizt and LJCI sell the Company's common stock, the common stock price may decrease due to the additional shares in the market (especially if Lizt and LJCI act in concert). The significant downward pressure on the price of the common stock if Lizt and LJCI sell material amounts of common stock could encourage short sales by Lizt, LJCI or others. This could place further downward pressure on the price of the common stock. See the section entitled "The Offering" for more information regarding Lizt, LJCI and their ownership, conversion and purchase rights.

EFFECTS ON MARKET PRICE AND DILUTION TO COMMON SHAREHOLDERS RESULTING FROM THE CONVERTIBLE DEBENTURE

Pursuant to the convertible debenture issued to LJCI on January 3, 2002, LJCI may convert the principal amount of that debenture, $200,000, into common stock of the Company at a conversion price of $.057. This equates to a total of 3,508,772 shares issuable to LJCI upon such conversion. If and when LJCI converts and then sells the common stock, the common stock price may decrease due to the additional shares in the market. The significant downward pressure on the price of the common stock if LJCI converts and sell material amounts of common stock could encourage short sales by LJCI or others. This could place further downward pressure on the price of the common stock. The conversion of the debenture may result in substantial dilution to the interests of other holders of common stock since LJCI may ultimately convert and sell the full amount issuable on conversion.

DESCRIPTION OF FLOATING CONVERSION FEATURE AND EXAMPLES OF HOW THIS CONVERSION FEATURE WORKS

The Lizt and LJCI convertible notes are convertible at(a) $.20 per share, if the principal amounts are converted within one year of the effective date, or (b) the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin Board) during the 45 calendar days prior to the conversion, if the principal amounts are converted after one-year and prior to maturity. The number of shares into which each note may be converted is limited as follows: the note may not be converted to the extent it would result in the holder being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended. As to each convertible note, 3,125,000 shares are being registered through this registration statement, for a total of 6,250,000 shares being registered in connection with conversion of the convertible notes. This number of shares assumes conversion of the entire principal amount of both convertible notes at a conversion price of $.08 per share, rounded up to the nearest whole number of shares in accordance with the terms of the convertible notes.

In connection with the convertible notes, the Company issued to each Lizt and LJCI an additional stock purchase right whereby the debt holder can, concurrently with conversion of the convertible note, purchase additional shares of the Company's common stock at the lesser of the lesser of $.20 per share or 80% of the lowest closing bid price of the common stock (as reported on the Over the Counter Bulletin Board) during the 45 calendar days prior to the conversion. The number of shares purchasable under the additional stock purchase right is limited as follows: (a) the number of additional shares purchased cannot exceed 50% of the number of shares converted by the holder from the balance of the convertible note, and (b) the additional stock purchase right is ineffectual to the extent it would result in the holder being the beneficial owner of more than 10% of the then outstanding shares of common stock of the Company (computed on a nondiluted basis) for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended. As to each convertible note, 1,562,500 shares of the Company's common stock are being registered through this registration statement, for a total of 3,125,000 shares being registered in connection with the additional stock purchase rights. This figure constitutes the maximum number of shares purchaseable by both Lizt and LJCi under such rights if the full principal amount of each convertible note is converted into common stock at a conversion price of $.08 per share, but not taking into account the Section 16(b) limitation described above.

For example, if LJCI could convert the full $250,000 principal under its December 29, 2000 convertible note, and the lowest closing bid price of the common stock during the 45 calendar days prior to the conversion was $.05, LJCI would acquire 6,250,000 shares of our common stock (80% of $.05 equals $.04 and $250,000 divided by $.04 equals 6,250,000) by converting the note. In addition to the 2,100,000 shares LJCI has already acquired, this would make a total of 8,350,000 shares or 12.60% of the Company's then issued and outstanding common stock computed on a fully diluted basis, and 23.19% computed on a nondiluted basis. However, the note is only convertible up to the point that LJCI holds 10% of the issued and outstanding common stock, calculated on a nondiluted basis. In this example, LJCI's stock ownership would be capped at 3,075,000 shares, which would constitute 10% of the then issued and outstanding common stock of the Company (computed on a nondiluted basis), assuming no other common stock issuances. This figure includes the 2,100,000 shares already owned by LJCI plus 975,000 shares that would issue to LJCI upon its partial conversion of the note.

The following table illustrates the differences in the dilutive effect on our common stock at various market prices assuming the full original principal amount of the LJCI convertible note of December 29, 2000 is converted, and assuming that no shares are issued other than to LJCI.
The table takes into account the 2,100,000 shares of common stock currently held by LJCI.  As such, the following table is relevant only with regard to LJCI. The table assumes full conversion of the original principal amount of $250,000.
PAGE 18
Market Price of	 			Number of Shares	 Percentage of total
shares of common				convertible upon   outstanding common
stock underlying the  Conversion	exercise of the    stock (computed on a
Convertible Note	    Price	      Note, plus Shares  fully diluted basis)
						currently held by
						LJCI
-------------------   -----------   -----------------	 ----------------

$.05			    $.04		 3,075,000(1)		 5.04%
$.10			    $.08		 3,075,000(1)		 5.04%
$.15			    $.12		 3,075,000(1)		 5.04%
$.20			    $.16		 3,075,000(1)		 5.04%
$.25			    $.20		 3,075,000(1)		 5.04%
$.50			    $.40		 2,725,000			 4.54%
$.75			    $.60		 2,516,667			 4.19%
$1.00			    $.80		 2,412,500			 4.02%
$1.50			    $1.20		 2,308,333			 3.84%
$2.00			    $1.60		 2,256,250			 3.76%

(1)  Convertible note partially convertible at this price.

Continuing the example, if LJCI converts the full $200,000 principal under its January 3, 2002 convertible debenture, at the fixed conversion price of $.057, LJCI will acquire 3,508,772 shares of our common stock by converting the debenture. Added to the 3,075,000 shares from conversion of the December 29, 2000 convertible note in the example, LJCI would hold 6,583,772 shares of the Company's common stock, or 10.20% of the then issued and outstanding common stock, computed on a fully diluted basis, and 19.23% computed on a nondiluted basis. Because LJCI's debenture is nonconvertible to the extent such conversion would result in LJCI holding over 10% of Company's common stock computed on a nondiluted basis, the debenture would not be convertible in this example. However, assuming a higher conversion price, the debenture would become convertible, at least in part, because the debenture is convertible up to the point that LJCI holds 10% of the then issued and outstanding common stock of the Company, computed on a nondiluted basis.

Continuing the example, the additional stock purchase right would entitle LJCI to purchase an additional 1,562,500 shares at the time of conversion, at a price of $.04 (again assuming the lowest closing bid price is $.05, 80% of $.05 equals $.04). Assuming LJCI converts non of the January 3, 2002 convertible debenture, this 1,562,500 added to the 3,075,000 shares from conversion of the December 29, 2000 convertible note in the example, would bring LJCI's total ownership to 4,637,500 or 7.17% of the common stock then issued and outstanding, computed on a fully diluted basis, and 13.48% computed on a nondiluted basis. Because LJCI's additional stock purchase right is ineffective to the extent its exercise would result in LJCI holding over 10% of Company's common stock, computed on a nondiluted basis, the additional stock purchase right would not be exerciseable in this example.

The following table is identical to the preceding table, except that it takes into account the dilutive effect on our common stock assuming the full original principal amount of the LJCI convertible debenture of January 3, 2002 is converted. As such, the following table is relevant only with regard to LJCI.

Market Price of	 			Number of Shares	 Percentage of total
shares of common				convertible upon   outstanding common
stock underlying the  Conversion	exercise of the    stock (computed on a
Convertible Note	    Price	      Note, plus Shares  fully diluted basis)
						currently held by
						LJCI, plus Shares
						issuable under
						additional stock
						purchase right,
						plus Shares
						convertible upon
						exercise of the
						Debenture (3)
-------------------   -----------   -----------------	 ----------------

$.05			    $.04		 3,075,000(1)		 5.04%
$.10			    $.08		 3,075,000(1)		 5.04%
$.15			    $.12		 3,075,000(1)		 5.04%
$.20			    $.16		 3,075,000(1)		 5.04%
$.25			    $.20		 3,075,000(1)		 5.04%
$.50			    $.40		 3,075,000(2)		 5.04%
$.75			    $.60		 3,075,000(2)		 5.04%
$1.00			    $.80		 3,075,000(2)		 5.04%
$1.50			    $1.20		 3,075,000(2)		 5.04%
$2.00			    $1.60		 3,075,000(2)		 5.04%

(1)  Convertible note partially convertible at this price.
(2)  Debenture partially convertible at this price.
(3) Assumes full conversion of convertible note before conversion of any part of convertible debenture; additional stock purchase right does not become exerciseable in whole or in part.

The convertible note issued to Lizt on January 18, 2001 is identical to the LJCI convertible note dated December 29, 2000. In connection with the Lizt convertible note, the Company issued Lizt an additional stock purchase right identical to the same such right issued to LJCI. However, while LJCI currently owns 2,100,000 shares purchased via common stock agreements dated April 6, 2001, May 18, 2001 and September 27, 2001, Lizt has made no such purchases. Further, while the Company issued a convertible debenture to LJCI on January 3, 2002, the Company has not issued such a debenture to Lizt.

For example, if Lizt converted the full $250,000 principal under its convertible note, and the lowest closing bid price of the common stock during the 45 calendar days prior to the conversion was $.05, Lizt would acquire 6,250,000 shares of our common stock (80% of $.05 equals $.04 and $250,000 divided by $.04 equals 6,250,000) by converting the note. This would constitute 9.43% of the Company's then issued and outstanding common stock, computed on a fully diluted basis, and 17.36% computed on a nondiluted basis. However, the note is only convertible up to the point that Lizt holds 10% of the issued and outstanding common stock, calculated on a nondiluted basis. In this example, Lizt's stock ownership would be capped at 3,305,000 shares, which would constitute 10% of the then issued and outstanding common stock of the Company (computed on a nondiluted basis), assuming no other common stock issuances.

Continuing the example, the additional stock purchase right would entitle Lizt to purchase an additional 1,562,500 shares at the time of conversion, at a price of $.04 (again assuming the lowest closing bid price is $.05, 80% of $.05 equals $.04). With the 3,305,000 shares from conversion, this would bring Lizt's total ownership to 4,867,500 7.50% of the common stock then issued and outstanding, computed on a fully diluted basis, and 14.06% computed on a nondiluted basis. Because Lizt's additional stock purchase right is ineffective to the extent its exercise would result in Lizt holding over 10% of Company's common stock, computed on a nondiluted basis, the additional stock purchase right would not be exerciseable in this example. However, assuming a higher conversion price, the additional stock purchase right would become effective, at least in part, because the additional stock purchase right is effective up to the point that LJCI holds 10% of the then issued and outstanding common stock of the Company, computed on a nondiluted basis.

The following table illustrates the differences in the dilutive effect on our common stock at various market prices assuming the full original principal amount of the Lizt convertible note of January 18, 2001 is converted, and assuming that no shares are issued other than to Lizt.
The following table is relevant only with regard to Lizt. The table assumes full conversion of the original principal amount of $250,000.

Market Price of	 			Number of Shares	 Percentage of total
shares of common				convertible upon   outstanding common
stock underlying the  Conversion	exercise of the    stock (computed on a
Convertible Note	    Price	      Note, plus Shares  fully diluted basis)
						issuable under
						additional stock
						purchase right (3)
-------------------   -----------   -----------------	 ----------------

$.05			    $.04		 3,305,000 (1)		5.22%
$.10			    $.08		 3,305,000 (2)		5.22%
$.15			    $.12		 3,125,000			4.95%
$.20			    $.16		 2,343,750			3.76%
$.25			    $.20		 1,875,000			3.03%
$.50			    $.40		   937,500			1.54%
$.75			    $.60		   625,000			1.03%
$1.00			    $.80		   468,750			0.77%
$1.50			    $1.20		   312,500			0.52%
$2.00			    $1.60		   234,375			0.39%

(1)  Convertible note partially convertible at this price.
(2) Additional stock purchase right partially exerciseable at this price.
(3) Assumes full conversion of convertible note before exercise of any part of additional stock purchase right.

THE COMPANY'S FINANCING PLANS AND BUSINESS STRATEGY MAY NOT BE SUCCESSFUL.

While we believe that our financing plans will be sufficient to allow us to pursue the Company's business strategy through a new management team, we may not be successful in identifying new customers or we may not have sufficient financial resources to develop new profitable accounts. The Company's future performance will depend, in part, on our ability to manage evolving operations and to adapt our operational systems for these changes. We may not succeed at effectively and profitably managing these changes.

FUTURE OPERATING RESULTS.

The Company's operating results have fluctuated in the past and may continue to fluctuate in the future depending upon a variety of factors, including downward pressure in gross margins, losses due to low shipping volume, delayed market acceptance, if any, of new and enhanced versions of the Company's products, delays, cancellations or reschedulings of orders, delays in product development, defects in products, changes in the length of the design-to-production cycle, relationships with and conditions of customers, subcontractors, and suppliers, receipt of raw materials, including consigned materials, customer concentration and price competition.

In addition, operating results may fluctuate based upon several other factors, including the Company's ability to retain present management and to attract new customers, changes in pricing by the Company, its competitors, subcontractors, customers or suppliers, and fluctuations in manufacturing yields. Accordingly, the failure to receive anticipated orders or delays in shipments due, for example, to unanticipated shipment reschedulings or defects or to cancellations by customers, or to unexpected manufacturing problems may cause net sales in a particular quarter to fall significantly below the Company's expectations, which would materially adversely affect the Company's operating results for such quarter.

The impact of these and other factors on the Company's net sales and operating results in any future period cannot be forecasted with certainty. In addition, the fixed overhead costs at the Company's facilities, the need for continued expenditures for research and development, capital equipment and other commitments of the Company, among other factors, will make it difficult for the Company to reduce its expenses in a particular period if the Company's sales goals for such period are not met. A large portion of the Company's operating expenses are fixed and are difficult to reduce or modify should revenues not meet the Company's expectations, thus magnifying the material adverse impact of any such revenue shortfall. Accordingly, there can be no assurance that the Company will not incur losses in the future or that such losses will not have a material adverse effect on the Company's business, financial condition and results of operations.

VARIABILITY OF CUSTOMER REQUIREMENTS AND OPERATING RESULTS.

Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. Customers may cancel their orders, change production quantities, or delay production for a number of reasons. Cancellations, reductions, or delays by a significant customer, or by a group of customers would materially affect the business, financial condition and results of the operations of the Company. Other factors, in addition to the short-term nature of the Company's customer's commitments, may contribute to fluctuations in results of the operations of the Company.
PAGE 19
The Company makes significant decisions, including the level of business it seeks and accepts, production schedules, component procurement commitments, personnel needs and another resource requirements, based upon the estimates of customer requirements. The short-term nature of the Company's customers' commitments and the possibility of rapid changes in the demand for their products reduce the ability of the Company to estimate accurately future customer requirements. Customers may occasionally require rapid increases in production, which can stress the capacity of the Company and reduce margins. Although the Company has increased its manufacturing capacity, there can be no assurance it will have the capacity to meet the demands of customers. Because many of the costs of the Company are relatively fixed, a reduction in customer demand can adversely affect the gross margins and operating income.

TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTION; UNCERTAINTY OF MARKET ACCEPTANCE AND EMERGING MARKETS.

The markets for the Company's products are subject to rapid technological change and new product introductions and enhancements. Customers in the Company's markets require products embodying increasingly advanced electronics interconnection technology. Accordingly, the Company must anticipate changes in technology and define, develop and manufacture or acquire new products that meet its customers' needs on a timely basis. The Company anticipates that technological changes could cause the Company's net sales to decline in the future. There can be no assurance that the Company will be able to identify, develop, manufacture, market, support or acquire new technologies successfully, that any such new technologies will gain market acceptance, or that the Company will be able to respond effectively to technological changes.

If the Company is unable for technological or other reasons to develop services in a timely manner in response to changes in technology, the Company's business, financial condition and results of operations will be materially adversely affected. There can be no assurance that the Company will not encounter technical or other difficulties that could in the future delay the introduction of new products or product enhancements. In addition, new product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's products, which could materially adversely affect the Company's business, financial condition and results of operations. Even if the Company develops and introduces new products, such products must gain market acceptance and significant sales in order for the Company to achieve its growth objectives. Furthermore, it is essential that the Company develops business relationships with and supply products to customers whose end-user products achieve and sustain market penetration.

There can be no assurance that the Company's products will achieve widespread market acceptance or that the Company will successfully develop such customer relationships. Failure by the Company to develop products that gain widespread market acceptance and significant sales or to develop relationships with customers whose end-user products achieve and sustain market penetration will materially adversely affect the Company's business, financial condition and results of operations. The Company's financial performance will depend in significant part on the continued development of new and emerging markets such as the market for single and multiple chipset interconnect solutions. The Company is unable to predict with any certainty any growth rate and potential size of emerging markets. Accordingly, there can be no assurance that emerging markets targeted by the Company will develop or that the Company's products will achieve market acceptance in such markets. The failure of emerging markets targeted by the Company to develop or the failure by the Company's products to achieve acceptance in such markets could materially adversely affect the Company's business, financial condition and results of operations.

NEW PRODUCT LINE COULD CAUSE PROBLEMS MANAGING SUCHGROWTH.

Failure to manage new products in new industries such as military applications and satellite communications, wireless telecommunications, internet equipment and high bandwidth communications could materially adversely affect the business, financial conditions and results of the operations of the Company. The Company's ability to compete effectively and to manage future growth will depend on its ability to implement and improve operating and financial systems on a timely basis for all of its product lines. The Company can give no assurance it will be able to manage its future growth effectively.
PAGE 20
SOLE OR LIMITED SOURCES OF SUPPLY; LIMITED SUPPLY OF CRITICAL COMPONENTS.

Certain raw materials essential for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers. There are a limited number of qualified suppliers of laminate substrates and die, which are of critical importance to the production of the Company's products. The Company has experienced material problems in acquiring sufficient quantities of die during the last quarter, which resulted in production shutdowns.
This inadequate supply has had a material adverse impact on the ability to produce and deliver products. In the manufacturing process, the Company may utilize consigned materials supplied by certain of its customers.

The Company's reliance on sole or a limited group of suppliers and certain customers for consigned materials involves several risks, including a potential inability to obtain an adequate supply of required materials and reduced control over the price, timely delivery, and quality of raw materials.
There can be no assurance that problems with respect to yield and quality of such materials and timeliness of deliveries will not occur. Disruption or termination of these sources could delay shipments of the Company's products and could have a material adverse effect on the Company's business, financial condition and operating results. Such delays could also damage relationships with current and prospective customers, including customers that supply consigned materials.

HIGHLY COMPETITIVE INDUSTRY; SIGNIFICANT PRICE COMPETITION.

The electronic interconnection technology industry is intensely competitive. The Company experiences intense competition worldwide from a number of manufacturers, including Maxtek Components Corporation, Natel Engineering,
VLSI Packaging, Raytheon Electronic Systems, and HEI Inc. The Company faces competition from certain of its customers that have the internal capability to produce products competitive with the Company's products and may face competition from new market entrants in the future. In addition, corporations with which the Company has agreements are conducting independent research and development efforts in areas, which are or may be competitive with the Company.

The Company expects its competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved performance characteristics. New product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products, which could materially adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL.

The Company's financial performance depends in part upon its ability to attract and retain qualified management, technical, and sales and support personnel for its operations. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his current position or the Company's inability to attract and retain skilled employees, as needed, could materially adversely affect the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY MATTERS.

Although the Company attempts to protect its intellectual property rights through patents, trade secrets and other measures, the Company believes its financial performance will depend more upon the innovation, technological expertise, manufacturing efficiency and marketing and sales abilities of its employees. There can be no assurance that others will not independently develop similar proprietary information and techniques or gain access to the Company's intellectual property rights or disclose such technology, or that the Company can meaningfully protect its intellectual property rights.
PAGE 21
There can be no assurance that any patent or other intellectual property owned or licensed by the Company will not be invalidated, circumvented or challenged, that the rights granted there under will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of claims sought by the Company, if at all. There can be no assurance that others will not develop similar products, duplicate the Company products or design around the patents owned by the Company, or that third parties will not assert intellectual property infringement claims against the Company. Furthermore, there can be no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. These risks are heightened in light of the large stock issuance that the Company anticipates making in connection with the United States Semiconductor Corporation financing transaction, pursuant to which the Company is to receive cash and a license to certain intellectual property belonging to United States Semiconductor Corporation in exchange for 50% of the Company's issued and outstanding Common Stock (computed on a fully diluted basis). See "The Offering."

ENVIRONMENTAL REGULATIONS.

The Company is subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The Company believes it is currently in compliance in all material respects with such regulations and has obtained all necessary environmental permits to conduct its business. Nevertheless, failure to comply with current or future regulations could result in the imposition of substantial fines against the Company, suspension of production, alteration of the Company's manufacturing processes or cessation of operations.

Compliance with such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses. Any failure by the Company to control the use, disposal, removal or storage of, or adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject the Company to liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could materially adversely affect the Company's business, financial condition or results of operations. The Company has been notified by the United States Environmental Protection Agency that it considers the Company to be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986.

EFFECT OF INCOME TAXES

The Company has recorded a provision only for California minimum corporate taxes for the nine months ended September 30, 2001, since the Company's operations have generated operating losses for both financial reporting and income tax purposes. A 100% valuation allowance has been provided on the total deferred income tax assets, as they are not more likely than not to be realized.

The Company believes that if the sale transaction contemplated between the Company and United States Semiconductor Corporation is consummated, the Company may incur an ownership change pursuant to Section 382 of the Internal Revenue Code. If this is the case, the Company believes that its ability to utilize its current net operating loss and credit carry forwards in current and subsequent periods will be subject to annual limitations. See "The Offering."
PAGE 22
LEGAL PROCEEDINGS

In May 1995, the United States Environmental Protection Agency ("EPA") issues written notice to all known generators of hazardous waste shipped to a Whittier California treatment facility. The EPA's notice indicated that these generators (including the Company) were potentially the responsible parties under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"). The notice requires all of the generators of this waste to take immediate actions to contain and prevent any further release of hazardous substances at this site. In response to the EPA notice, the Company and approximately 100 of the other named generators provided the necessary funding to effect the removal and destruction of the hazardous wastes stored at this site. At present, the Company believes its percentage of responsibility for this site is less than one half of one percent; and that percentage is expected to decrease substantially, as additional generators are determined.
In addition, the Company along with other generators has provided certain funding to test the soil and ground water at this site, which testing is currently ongoing. Although the cost incurred by the Company to date of removing and destroying the hazardous waste stored at this facility was not significant, this effort does not address the cleanup of potential soil and/or ground-water contamination present at this site. Management is unable to estimate the possible cost of this suit at this time, as the cost of clean up has not been determined. There can be no assurance, therefore, that the costs and expenses associated with this action will not increase in the future to a level that would have a material adverse effect upon the Company's business, financial condition, results of operations or cash flows.

On October 18, 2000, the Company was notified by the United States Bankruptcy Court that Lucien A. Morin, II, as Chapter 7 Trustee of H. J. Meyers & Co., Inc. is seeking from the Company 1,000,000 common stock purchase warrants with a term of five years from November 19, 1997, an exercise price of $1.00 per share, and certain registration rights, under a contract between the Company and H.J. Meyers & Co. The Company has responded that H. J. Meyers & Co. failed to fulfill its obligations under the contract, which was cancelled in August 1998, and that as a result no warrants are due.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our common stock. We intend to retain any future earnings for the expansion of our business and do not expect to pay cash dividends on our common stock in the foreseeable future.

USE OF PROCEEDS

We will receive no proceeds from the resale of the common stock by the selling stockholders, and we are paying all expenses in connection with this registration statement. We intend to use the proceeds from the anticipated conversion the Lizt and LJCI convertible notes, as well as from the exercise of the additional stock purchase rights contained in those notes, for working capital and general corporate purposes.

SELLING SECURITY HOLDERS

THE NORMAN LIZT INDIVIDUAL RETIREMENT ACCOUNT

Of the shares being offered by The Norman Lizt Individual Retirement Account, 3,125,000 consist of shares of common stock issuable upon conversion of the convertible note (assuming a conversion price of $.08 per share), and 1,562,500 consist of shares of stock issuable under the additional stock purchase right issued in connection with the convertible note. The natural person who exercises sole voting or investment power over the shares of common stock that Lizt will sell is Norman Lizt. The Norman
Lizt Individual Retirement Account is primarily involved in the business of investing in private and public entities. The address of The Norman
Lizt Individual Retirement Account is c/o Travis Huff, La Jolla Cove Investors, Inc., 7817 Herschel Avenue, Suite 200, La Jolla,
California 92037.

Lizt also has certain prepayment rights upon an event of default, upon a major corporate transaction, or upon certain other triggering events.
PAGE 23
LA JOLLA COVE INVESTORS, INC.

Of the shares being offered by La Jolla Cove Investors, Inc. ("LJCI"), 3,125,000 consist of shares of common stock issuable upon conversion of the convertible note dated December 29, 2001 (assuming a conversion price of $.08 per share), 1,562,500 consist of shares of stock issuable under the additional stock purchase right issued in connection with the convertible note, 2,100,000 shares consist of shares of common stock purchased by LJCI pursuant to stock purchase agreements between LJCI and the Company dated April 6, 2001, May 18, 2001 and September 27, 2001, and 3,508,772 consist of shares of common stock issuable upon conversion of the debenture dated January 3, 2002. The natural person who exercises sole voting or investment power over the shares of common stock that LJCI will sell is Travis Huff. LJCI is primarily involved in the business of investing in private and public entities. The address of LJCI is 7817 Herschel Avenue, Suite 200, La Jolla, California 92037.

LJCI also has certain prepayment rights upon an event of default, upon a major corporate transaction, or upon certain other triggering events.

Pursuant to the stock purchase agreements between the Company and LJCI regarding the 2,100,000 shares of common stock, LJCI has registration rights to which this registration relates which require us to register the 2,100,000 shares of common stock held by LJCI.

The prospectus is a part of the registration statement being filed. The shares offered by Lizt and LJCI are based on rights contained in the convertible notes (including the additional stock purchase right) and the LJCI stock purchase agreements. For additional information about the LJCI convertible note and the LJCI stock purchase agreements, see "The Offering."

The following table identifies the selling security holders based upon information provided to us as of January 4, 2002 with respect to the shares beneficially held by or acquirable by, the selling security holders, and the shares of common stock beneficially owned by the selling security holders which are not covered by this prospectus.

						  Percent of
						  Common Shares
						  Owned Prior to
			   Common Shares	  Offering               Total Number of
			   Owned Prior to	  (computed on a	       Shares To Be
Name of Investor	   Offering		  fully diluted basis)   Registered
----------------     --------------   -------------------	 ------------

The Norman Lizt		0			0%			   4,687,500
  Individual Retirement
  Account

La Jolla Cove		2,100,000		3.5%			  10,296,272
  Investors, Inc.

Norman Lizt is a principal and affiliate of La Jolla Cove Investors, Inc.

Neither The Norman Lizt Individual Retirement Account nor La Jolla Cove Investors, Inc., nor their respective affiliates, have held any position, office, or other material relationship with us.

PLAN OF DISTRIBUTION

The shares may be sold or distributed from time to time by the selling security holders or by pledgees, donees or transferees of, or successors in interest to, the selling security holders, directly to one or more purchasers (including pledgees)or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:
PAGE 24
o	ordinary broker transactions,

o	transactions involving cross or block trades or otherwise on the OTC
	Bulletin Board,

o	purchases by brokers, dealers or underwriters as principal and resale by
	such purchasers for their own accounts pursuant to this prospectus,

o	"at the market" to or through market makers or into an existing market for
	the common stock,

o	in other ways not involving market makers or established trading markets,
	including direct sales to purchasers or sales effected through agents,

o	through transactions in options, swaps or other derivatives (whether
	exchange listed or otherwise), or

o	any combination of the foregoing, or by any other legally available means.

In addition, the selling security holders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling security holders. The selling security holders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

The selling security holders are "underwriters" within the meaning of the Securities Act in connection with the sale of the common stock offered hereby. Broker-dealers who act in connection with the sale of the common stock may also be deemed to be underwriters. Profits on any resale of the common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act. Any broker-dealer participating in such transactions as agent may receive commissions from the selling security holders (and, if they act as agent for the purchaser of our common stock, from such purchaser). Broker-dealers may agree with the selling security holders to sell a specified number of shares of our common stock at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for any of the selling security holders, to purchase as principal any unsold common stock at the price required to fulfill the broker-dealer commitment to any of the selling security holders. Broker-dealers who acquire common stock as principal may thereafter resell the common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common stock commissions computed as described above.

We will not receive any proceeds from the sale of the common shares pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be $15,000.00.

We have informed the selling security holders that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934, as amended, may apply to their sales of the common stock. In addition, we have informed the selling security holders of the need for delivery of copies of this prospectus.

The selling security holders may also use Rule 144 under the Securities Act, to sell the shares if they meet the criteria and conform to the requirements of such rule.
PAGE 25
DESCRIPTION OF SECURITIES

On January 4, 2002 our authorized capital stock consisted of 50,000,000 shares of common stock, no par value; and 9,362,777 shares of preferred stock, no par value, all of which are designated as Series A Preferred Stock.

Holders of the common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by shareholders. Stockholders do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, dissolution or winding up, holders of common stock are to share in all assets remaining after the payment of liabilities. The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

INFORMATION WITH RESPECT TO THE REGISTRANT

The information required to be disclosed in the registration statement pertaining to this prospectus is incorporated by reference, including, among other documents, our latest Form 10-K and Form 10-Q, which are both being delivered with this prospectus. See "Incorporation of Certain Documents by Reference," "Prospectus Summary," "Risk Factors" and "Material Changes."

MATERIAL CHANGES

We have had operational and liquidity challenges for the past several years, characterized by declining sales, customer backlogs and net operating losses. At September 30, 2001, and for the nine months then ended, we had a net loss, negative cash flows from operations, a working capital deficit and a tangible net worth deficit, all of which raise substantial doubt about our ability to continue as a going concern. During the nine months ended September 30, 2001, we experienced a net loss totaling $4,929,000, negative cash flows from operations totaling $1,351,000, a working capital deficit of $6,453,000 and a tangible net worth deficit totaling $6,797,000, and we failed to make timely payments and had fallen out of compliance with certain debt, lease and service agreements.

As explained in the Company's Form 8-K filed September 27, 2001, Andrew K. Wrobel resigned as President and Chief Executive Officer in late September 2001 and was replaced in those capacities by Robert M. Czajkowski. At that time, Mr. Czajkowski, Mr. David J. Strobel and Mr. Charles L. Wood joined the Company's Board of Directors. The change in management is part of an ongoing process in transforming the Company from its traditional role as solely a commercial semiconductor interconnect solution provider to a leading role in the delivery of proprietary products for defense and space applications, as well.

On February 20, 2001, the Company entered a letter of intent with United States Semiconductor Corporation. The Letter of Intent contemplates the issuance of 50% of the issued and outstanding shares of common stock
(computed on a fully diluted basis)to USSC and its newly-created subsidiary in exchange for intellectual property licenses and cash.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
PAGE 26
TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company, 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219,is the transfer agent and registrar for the Company's common stock.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. We incorporate by reference the documents listed below:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended
	March 31, 2001, June 30, 2001 and September 30, 2001; and

3.	Our Current Report on Form 8-K filed September 28, 2001; and

This prospectus is being accompanied by a copy of our latest Form 10-K and our latest Form 10-Q. You may request a copy of these filings, without charge, by telephone at (858) 292-7000 or by writing to us at the following address:

MeltroniX, Inc.
9577 Chesapeake Drive
San Diego, CA 92123-1304
Attn: Randal D. Siville

You may also review copies of documents that are incorporated by reference at our web site. The address of the site is http://www.meltronix.com. Information contained in our website does not constitute a part of this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement, other than any information superseded by a later document filed with the SEC and incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

INDEMNIFICATION

The California Corporation Code allows us to indemnify our directors and officers in terms sufficiently broad to indemnify such persons for liabilities arising under the Securities Act. In addition, we have a directors and officers liability insurance policy that, under certain circumstances, could indemnify our directors and officers against liabilities under the Securities Act.

Article IX of the Company's Amended and Restated Articles of Incorporation authorizes the Company to indemnify its directors and officers to the fullest extent permissible under California law. Article VI, Section 4 of the Company's Bylaws provides that the Company shall indemnify each of its directors against liabilities (including expenses) to the maximum extent permitted by the California Corporations Code, and that the Company has the authority to indemnify each of its agents other than directors against liabilities
(including expenses) to the maximum extent permitted by the California Corporations Code.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
PAGE 27
EXPERTS

The financial statements incorporated herein by reference to our Annual Report on Form 0-K for the fiscal year ended December 31, 2000 have been so incorporated in reliance on the report of Haskell & White LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

For the purpose of this offering, Craft Fridkin & Rhyne, L.L.C. is our counsel in regard to this registration statement.


PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15.  Indemnification of Directors and Officers

The California Corporation Code allows us to indemnify our directors and officers in terms sufficiently broad to indemnify such persons for liabilities arising under the Securities Act. In addition, we have a directors and officers liability insurance policy that, under certain circumstances, could indemnify our directors and officers against liabilities under the Securities Act.

Article IX of the Company's Amended and Restated Articles of Incorporation authorizes the Company to indemnify its directors and officers to the fullest extent permissible under California law. Article VI, Section 4 of the Company's Bylaws provides that the Company shall indemnify each of its directors against liabilities (including expenses) to the maximum extent permitted by the California Corporations Code, and that the Company has the authority to indemnify each of its agents other than directors against liabilities (including expenses)to the maximum extent permitted by the California Corporations Code.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

The following is a list of exhibits filed as part of this Registration
Statement.

Exhibit        	           Description


1.		   Opinion of Craft Fridkin & Rhyne, L.L.C.

2. Amended and Restated Articles of Incorporation of the Company filed March 23, 1998. (Incorporated by reference to Exhibit 3.1
		   to 2000 Form 10-K)*

3. Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company filed October 15, 1999.

4. Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company filed October 18, 1999.

5. Amended and Restated Bylaws of the Company. (Incorporated by reference to Exhibit 3.3 to 2000 Form 10-K)*

6. Convertible Promissory Note issued by MeltroniX, Inc. in favor of La Jolla Cove Investors, Inc., dated
               December 29, 2001

7.             Convertible Promissory Note issued by MeltroniX, Inc.
               in favor of The Norman Lizt IRA, dated January 16, 2001

8. Registration Rights Agreement between the Company, The Norman Lizt IRA and La Jolla Cove Investors, Inc., dated April 6, 2001.

9.            Loan Agreement between the Company and La Jolla Cove
               Investors, Inc. dated April 6, 2001.

10. Secured Promissory Note issued by the Company to La Jolla Cove Investors, Inc. dated April 6, 2001.

11. Common Stock Purchase Agreement between the Company and La Jolla Cove Investors, Inc., dated
               September 27, 2001

12.            Convertible Debenture issued by the Company to La
               Jolla Cove Investors, Inc. dated January 3, 2002.

13. Securities Purchase Agreement between the Company and La Jolla Cove Investors, Inc., dated January 3, 2002.

14. Put and Call Agreement between Robert M. Czajkowski, Richard K. Ausbrook, Vincent P. Salva and La Jolla
               Cove Investors dated January 3, 2002.

15.            Side letter agreement between the Company, Robert
               M. Czajkowski, Richard K. Ausbrook, Vincent P. Salva and La Jolla Cove Investors dated January 4, 2002.
PAGE 28
Item 17.  Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities
Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities
Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on January 7, 2001.
MELTRONIX, INC.

By: /s/ Robert M. Czajkowski
------------------------------------
Robert M. Czajkowski
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Robert M. Czajkowski as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
PAGE 29
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature			       Title				Date
---------			       ------				-------

By: /s/ Robert M. Czajkowski	President and Chief Executive Officer
------------------------------------	and Director
Robert M. Czajkowski		(Principal Executive Officer)

/s/ Andrew K. Wrobel		Chairman of the Board
-----------------------------------	and Director
Andrew K. Wrobel

/s/ Randal D. Siville		Vice President, Finance
-----------------------------------	and Chief Financial Officer
Randal D. Siville

/s/ David J. Strobel
-----------------------------------  	Director
David J. Strobel

/s/ Charles L. Wood
-----------------------------------  	Director
Charles L. Wood

/s/ Paul H. Neuharth, Jr.
-----------------------------------  	Director
Paul H. Neuharth, Jr.


/s/ Abigail A. Barrow
-----------------------------------  	Director
Abigail A. Barrow


EXHIBIT INDEX
-----------------------------

Exhibit        Description
-------        -----------

1.		   Opinion of Craft Fridkin & Rhyne, L.L.C.

2. Amended and Restated Articles of Incorporation of the Company filed March 23, 1998. (Incorporated by reference to Exhibit 3.1
		   to 2000 Form 10-K)*

3. Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company filed October 15, 1999.

4. Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company filed October 18, 1999.

5. Amended and Restated Bylaws of the Company. (Incorporated by reference to Exhibit 3.3 to 2000 Form 10-K)*

6. Convertible Promissory Note issued by MeltroniX, Inc. in favor of La Jolla Cove Investors, Inc., dated
               December 29, 2001

7.             Convertible Promissory Note issued by MeltroniX, Inc.
               in favor of The Norman Lizt IRA, dated January 16, 2001

8. Registration Rights Agreement between the Company, The Norman Lizt IRA and La Jolla Cove Investors, Inc., dated April 6, 2001.

9.            Loan Agreement between the Company and La Jolla Cove
               Investors, Inc. dated April 6, 2001.

10. Secured Promissory Note issued by the Company to La Jolla Cove Investors, Inc. dated April 6, 2001.

11. Common Stock Purchase Agreement between the Company and La Jolla Cove Investors, Inc., dated
               September 27, 2001

12.            Convertible Debenture issued by the Company to La
               Jolla Cove Investors, Inc. dated January 3, 2002.

13. Securities Purchase Agreement between the Company and La Jolla Cove Investors, Inc., dated January 3, 2002.

14. Put and Call Agreement between Robert M. Czajkowski, Richard K. Ausbrook, Vincent P. Salva and La Jolla
               Cove Investors dated January 3, 2002.

15.            Side letter agreement between the Company, Robert
               M. Czajkowski, Richard K. Ausbrook, Vincent P. Salva and La Jolla Cove Investors dated January 4, 2002.
PAGE 30